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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

RedEnvelope, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

75733R601

(CUSIP Number)

September 30, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75733R601		13G	Page 2 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 822,855 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 822,855 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 822,855 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 75733R601		13G	Page 3 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 822,855 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 822,855 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 822,855 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 75733R601		13G	Page 4 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Capital Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 822,855 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 822,855 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 822,855 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 75733R601		13G	Page 5 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 822,855 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 822,855 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 822,855 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 75733R601		13G	Page 6 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Direct Equity Partners I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 822,855 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 822,855 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 822,855 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
(a) Name of Issuer RedEnvelope, Inc., a Delaware corporation (the "Issuer").
(b) Address of Issuer’s Principal Executive Offices 201 Spear Street 3rd Floor San Francisco, California 94105

Item 2.
(a) Name of Person Filing

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Direct Equity Partners I, L.P., a Delaware limited partnership (“DEP”), by virtue of its deemed beneficial ownership of 822,855 shares of Common Stock,
DEP, L.L.C., a Delaware limited liability company (“DEP LLC”), by virtue of being the sole general partner of DEP,
Madison Dearborn Capital Partners III, L.P., a Delaware limited partnership (“MDCP”), by virtue of being the controlling member of DEP LLC,
Madison Dearborn Partners III, L.P., a Delaware limited partnership (“MDP III”), by virtue of being the sole general partner of MDCP, and
Madison Dearborn Partners, LLC, a Delaware limited liability company (“MDP”), by virtue of being the sole general partner of MDP III.

MDP, MDP III, MDCP, DEP LLC and DEP are collectively referred to as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13G as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.  The Reporting Persons may be deemed to be a group for purposes of Section 13(d)-3 of the Exchange Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

(b) Address of Principal Business Office or, if none, Residence
The principal business address of each of the Reporting Persons is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.
(c) Citizenship
See Item 2(a).

(d)	Title of Class of Securities
The class of equity security to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of the Issuer.
(e)	CUSIP Number 75733R601

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
As of the date hereof:

DEP may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 822,855 shares of Common Stock and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares;

DEP LLC, MDCP, MDP III and MDP may each be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 822,855 shares of Common Stock and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares.  This number consists of the 822,855 shares of Common Stock held directly by DEP.

(b)	Percent of class: 9.7%. See Item 4(a).
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 822,855
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 822,855

Item 5. Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person
See Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8. Identification and Classification of Members of the Group
Not Applicable.

Item 9. Notice of Dissolution of Group
Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2003	MADISON DEARBORN PARTNERS, LLC

	By:	/s/ Mike Wilson
Name: Mike Wilson
Its: Vice President

Date: October 10, 2003	MADISON DEARBORN PARTNERS III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

	By:	/s/ Mike Wilson
Name: Mike Wilson
Its: Vice President

Date: October 10, 2003	MADISON DEARBORN CAPITAL PARTNERS III, L.P.

By: Madison Dearborn Partners III, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

	By:	/s/ Mike Wilson
Name: Mike Wilson
Its: Vice President

Date: October 10, 2003	DEP, L.L.C.

By: Madison Dearborn Capital Partners III, L.P.
Its: Controlling Member

By: Madison Dearborn Partners III, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

	By:	/s/ Mike Wilson
Name: Mike Wilson
Its: Vice President

Date: October 10, 2003	DIRECT EQUITY PARTNERS I, L.P.

By: DEP, L.L.C.
Its: General Partner

By: Madison Dearborn Capital Partners III, L.P.
Its: Controlling Member

By: Madison Dearborn Partners III, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

	By:	/s/ Mike Wilson
Name: Mike Wilson
Its: Vice President

Exhibit A

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, pursuant to the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned.

Date: October 10, 2003	MADISON DEARBORN PARTNERS, LLC

	By:	/s/ Mike Wilson
Name: Mike Wilson
Its: Vice President

Date: October 10, 2003	MADISON DEARBORN PARTNERS III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

	By:	/s/ Mike Wilson
Name: Mike Wilson
Its: Vice President

Date: October 10, 2003	MADISON DEARBORN CAPITAL PARTNERS III, L.P.

By: Madison Dearborn Partners III, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

	By:	/s/ Mike Wilson
Name: Mike Wilson
Its: Vice President

Date: October 10, 2003	DEP, L.L.C.

By: Madison Dearborn Capital Partners III, L.P.
Its: Controlling Member

By: Madison Dearborn Partners III, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

	By:	/s/ Mike Wilson
Name: Mike Wilson
Its: Vice President

Date: October 10, 2003	DIRECT EQUITY PARTNERS I, L.P.

By: DEP, L.L.C.
Its: General Partner

By: Madison Dearborn Capital Partners III, L.P.
Its: Controlling Member

By: Madison Dearborn Partners III, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

	By:	/s/ Mike Wilson
Name: Mike Wilson
Its: Vice President